EXHIBIT 99.1

Skylight Health Group Executes Definitive Asset Purchase Agreement to Divest Legacy Business to New Frontier Data

TORONTO, Oct. 29, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV:SLHG) (“Skylight Health”, “Skylight” or the “Company”), a multi-state primary care group in the United States, today announced the execution of a Definitive Agreement with New Frontier Data to divest 100% of assets related to its legacy businesses Canna Care Docs and Relaxed Clarity (“Legacy Business”).

  The legacy business was engaged in clinical evaluations and recommendations for patients seeking medical cannabis for state regulated conditions;
  New Frontier Data will be purchasing 100% of the Legacy Business for a total cash consideration of USD $8,628,000 set forth in the terms below;
  Cannabis patients will continue to receive services under the new management
  Skylight will utilize cash proceeds from the sale to purchase additional primary care practices; and
  This divesture allows Skylight to now focus fully on the traditional healthcare market and support of value-based primary care models.

“This is an important move forward for all team members of Skylight Health Group,” said Prad Sekar, chief executive officer. “This transaction cements our full commitment towards setting aside medical cannabis and focusing on value-based care as we continue to acquire primary, urgent and specialty practices in the United States.”

Terms of the transaction will be a total cash consideration of USD $8,628,000. Payment terms will include cash on closing of USD $4,000,000, with the remainder of the balance paid over three installments at 12 months, 18 months and 24 months from the date of closing. Skylight expects to use the cash proceeds to further acquire primary care practices in its pipeline. The transaction is expected to close no later than November 30, 2021, subject to customary closing conditions, exchange approval and board approvals.

“New Frontier Data is excited to complete this transaction, a material milestone in our continued commitment to provide the most accurate and actionable intelligence on the global cannabis sector, in which today the majority of consumption stems from medical patients,” noted Giadha Aguirre de Carcer, New Frontier Data Founder & Executive Chair. “Deeper understanding of the nuanced differences between adult-use and medical consumption enables New Frontier Data to further optimize brand-to-consumer engagement, to continue driving industry maturation by setting higher data collection and reporting standards, and to strengthen a value-based medical cannabis space.”

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of clinics providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through our proprietary technology, unique data analytics and our robust operations infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach which puts a focus on volume of patients per day rather than creating positive patient outcomes. In a VBC model, providers are rewarded for keeping patients healthy and lowering unnecessary health costs instead of volume of services. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

ABOUT NEW FRONTIER DATA.

New Frontier Data is the premier data, analytics and technology firm specializing in the global cannabis industry, delivering solutions that enable investors, operators, advertisers, brands, researchers and policy makers to assess, understand, engage and transact with the cannabis industry and its consumers.

Our mission is to inform policy and commercial activity for the global legal cannabis industry. We maintain a neutral position on the merits of cannabis legalization through comprehensive and transparent data analysis and projections that shape industry trends, dynamics, demand and opportunity drivers. Founded in 2014, New Frontier Data is headquartered in Washington, D.C. with a presence in Europe, Latin America and Africa. For more information about New Frontier Data, please visit us at www.NewFrontierData.com.

FORWARD LOOKING STATEMENTS

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at: skylighthealthgroup.com.

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.